PAUL DAVIS FANCHER 404.885.3310 Telephone 404-962-6755 Fax paul.fancher@troutmansanders.com	TROUTMAN SANDERS	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone 404.885.3900 facsimile troutmansanders.com

November 10, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Paul Cline

Re:	CompuCredit Holdings Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended June 30, 2010 File No. 000-53717

Dear Mr. Cline:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated October 27, 2010 (the “Comment Letter”) to J.Paul Whitehead, III, Chief Financial Officer of CompuCredit Holdings Corporation (the “Company”), with respect to the above-referenced SEC filings.

We are authorized by the Company to provide the responses contained in this letter on its behalf.  The terms “we,” “us,” and “our” in the responses refer to the Company.  For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.  We also are sending a courtesy copy of this letter to you by Federal Express.

ATLANTA CHICAGO HONG KONG LONDON NEW YORK NEWARK NORFOLK ORANGE COUNTY RALEIGH RICHMOND SAN DIEGO SHANGHAI TYSONS CORNER VIRGINIA BEACH WASHINGTON, DC

Mr. Paul Cline
November 10, 2010

December 31, 2008 Form 10-K

Note 9. Fair Value of Assets, page F-33

1.
We note your response to comment 7 in your letter dated June 25, 2010.  We could not locate your disclosure of the information required by ASC 825-10-50-30.  Please revise to disclose this information in future filings or tell us where you disclose the information.

Company Response:

The Company will disclose this information in future filings.  The Company expanded its fair value disclosures in the notes to its consolidated financial statements to add the following information in Note 9, “Fair Values of Assets and Liabilities,” in the September 30, 2010 Form 10-Q filed November 5, 2010 on pages 22 and 23:

Gains and losses associated with fair value changes for the above asset classes are detailed on our fees and related income on earning assets table within Note 2, “Significant Accounting Policies and Condensed Consolidated Financial Statement Components.”  All interest and dividend income associated with the above asset classes are recognized as earned and are included within total interest income on our condensed consolidated statements of operations.  For our Level 1 assets in the above table, total net gains were $0.1 million and $0.3 million for the three and nine months ended September 30, 2010, respectively, and $0.1 million and $0.3 million for the three and nine months ended September 30, 2009, respectively, all of which are included as a component of fees and related income on earning assets on our condensed consolidated statements of operations.  For our loans and fees receivable included in the above table, which represent liquidating portfolios closed to any possible re-pricing, we assess the fair value of these assets based on our estimate of future cash flows net of servicing costs, and to the extent that such cash flow estimates change from period to period, any such changes are considered to be attributable to changes in instrument-specific credit risk.

* * *

Gains and losses associated with fair value changes for the above liability class are detailed on our fees and related income on earning assets table within Note 2, “Significant Accounting Policies and Condensed Consolidated Financial Statement Components.”  For our liabilities included in the above table, which represent notes payable associated with our structured financings of liquidating portfolios of credit card receivables, we assess the fair value of these liabilities based on our estimate of future cash flows generated from their underlying credit card receivables collateral, net of servicing compensation required under the note facilities, and to the extent that such cash flow estimates change from period to period, any such changes are considered to be attributable to changes in instrument-specific credit risk.

Mr. Paul Cline
November 10, 2010

5.875% Convertible Senior Notes Due 2035, page F-38

2.	We note your response to comment 10 in your letter dated June 25, 2010. Please revise future filings to disclose the information included in your response to comments 10a and 10b.

Company Response:

The Company will disclose this information in future filings.  The Company added the following information, included in the Company’s response to comments 10a and 10b from the June 25, 2010 response letter, in the September 30, 2010 Form 10-Q filed November 5, 2010 in Note 10, “Convertible Senior Notes and Notes Payable,” on pages 25 and 26:

In conjunction with the 5.875% convertible senior notes due 2035 offering, we entered into a thirty-year share lending agreement with Bear, Stearns International Limited (“BSIL”) and Bear, Stearns & Co. Inc, as agent for BSIL, pursuant to which we lent BSIL 5,677,950 shares of our common stock that we exclude from all earnings per share computations and for which we received a fee upon consummation of the agreement of $0.001 per loaned share. The obligations of Bear Stearns were assumed by JP Morgan in 2008.  JP Morgan (as the guarantor of the obligation) is required to return the loaned shares to us at the end of the thirty-year term of the share lending agreement or earlier upon the occurrence of specified events.  Such events include the bankruptcy of JP Morgan, its failure to make payments when due, its failure to post collateral when required or return loaned shares when due, notice of its inability to perform obligations, or its untrue representations.   If an event of default occurs, then the borrower (JP Morgan) may settle the obligation in cash.  Further, in the event that JP Morgan’s credit rating drops below A/A2, it would be required to post collateral for the market value of the lent shares ($10.9 million based on the 2,252,388 of shares remaining outstanding under the share lending arrangement as of September 30, 2010).  JP Morgan has agreed to use the loaned shares for the purpose of directly or indirectly facilitating the hedging of our convertible senior notes by the holders thereof or for such other purpose as reasonably determined by us.  We deem it highly remote that any event of default will occur and therefore cash settlement, while an option, is an unlikely scenario.

3.	We note your response to comment 10c in your letter dated June 25, 2010. Please revise future filings to disclose the fair value of outstanding loaned shares as of the balance sheet date.

Company Response:

The Company will disclose this information in future filings.  The Company expanded its disclosures in Note 10, “Convertible Senior Notes and Notes Payable,” on page 25 in the September 30, 2010 Form 10-Q filed November 5, 2010 to include this data as noted in the response to Comment 2, above.

Mr. Paul Cline
November 10, 2010

June 30, 2010 Form 10-Q

Note 2. Significant Accounting Policies and Condensed Consolidated Financial Statement Components

Loans and Fees Receivable, page 7

4.
We note your response to comments 13 and 16 in your letter dated June 25, 2010.  Please revise future filings to report charge-offs related to receivables measured at fair value using the fair value option in a line item separate from the provision for loan losses on loans measured at net realizable value.  Also clearly discuss the relationship between the charge-offs reported and the fair value adjustments presented in fees and related income on earning assets line item.

Company Response:

The Company will disclose this information in future filings.  The Company included charge offs related to receivables measured at fair value using the fair value option as a separate line item on the consolidated statements of operations in the September 30, 2010 Form 10-Q filed November 5, 2010.  Additionally, the Company modified the disclosure under the table detailing the components of fees and related income on earning assets in Note 2, “Significant Accounting Policies and Condensed Consolidated Financial Statement Components,” on page 12 to disclose that the charge offs are excluded from the changes in fair value of loans and fees receivable recorded at fair value category on that table.

Investments in Previously Charged-Off Receivables, page 9

5.	We note your response to comment 3 in your letter dated June 25, 2010 and your revised disclosure. Please tell us and include appropriate revisions in future filings to include the following:

a.	Please clarify the basis for not eliminating upon consolidation the previously charged-off receivables that you purchased from other subsidiaries.

b.
Please clarify how amounts transferred to credit cards under the balance transfer program are presented in this table and where those amounts are disclosed subsequent to being transferred under the program.

Company Response:

The Company will disclose this information in future filings.  The Company revised its disclosure in the September 30, 2010 Form 10-Q filed November 5, 2010 to address the Staff’s comments in 5a and 5b.  The additional disclosures are included in Note 2, “Significant Accounting Policies and Condensed Consolidated Financial Statement Components,” on page 9:

Although we eliminate all intercompany profits associated with these purchases, we do not eliminate the corresponding purchases from our condensed consolidated balance sheet categories so as to better reflect the ongoing business operations of each of our reportable segments and because the amounts represent just 1.0% of our consolidated total assets.

For balance transfer program accounts, we include receivables in the above table until such time that the accounts qualify for a credit card issuance under the program.  Under our Investments in Previously Charged-Off Receivables segment’s cost recovery method, there is no remaining basis in such balance transfer program accounts at the time of card issuance.  Upon card issuance, all further activity with respect the accounts (e.g. cardholder purchases, payments, receivables levels, cash flows, finance charge and fee income and charge-off activities) is reported within our Credit Cards segment, with the exception of any cash flows representing further repayment of the acquired contractual charged-off balance, which continue to be reported as cash collections and cost-recovery method income in the above table.

*     *     *     *     *

The Company appreciates the assistance the Staff has provided with its comments.  If you have any questions, please do not hesitate to call me at (404) 885-3310 or Brink Dickerson at (404) 885-3822.

Sincerely,

/s/Paul Davis Fancher
Paul Davis Fancher

cc:           J.Paul Whitehead, III (CompuCredit Holdings Corporation)
W. Brinkley Dickerson (Troutman Sanders LLP)